November 13, 2019

Via Edgar

Ms. Beverly Singleton

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:  Callaway Golf Company

Form 10-K for the Fiscal Year Ended December 31, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2019

Form 8-K Filed on August 8, 2019

Response letter dated October 18, 2019

File No. 001-10962

Dear Ms. Singleton:

We are writing in response to your letter dated October 30, 2019 (the “Comment Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings of Callaway Golf Company (the “Company”). Pursuant to our telephone conversation on November 12, 2019, we respectfully request an extension of an additional twelve business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before December 2, 2019.

Thank you for your consideration.

Very truly yours,

/s/ Sarah Kim

Sarah Kim

Vice President, General Counsel and Corporate Secretary

Callaway  Golf  Company      2180  Rutherford   Road      Carlsbad,  CA  92008-7328      T  (760)  931  1771